EXHIBIT 99.4


                              (Excerpt Translation)


                                                              September 19, 2003
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. ("Stock Acquisition Rights") in August 2003 (the "Current Month").


1.  Summary

    Number of listed shares as at the end of the            3,609,997,492 shares
    proceeding to the Current Month

    Total number of shares changed during the
    month                                                               0 shares

    (out of which, as a result of exercise of Stock                   (0 shares)
    Acquisition Rights)

    (out of which, as a result of other reasons)                      (0 shares)

    Number of listed shares as at the end of the            3,609,997,492 shares
    Current Month

2. Stock Acquisition Rights Exercised (Bonds with detachable warrants to subscribe for shares)

    Aggregate face value of the bonds allotted to                JPY 600,000,000
    the outstanding warrants as at the end of the month

    Aggregate face value of the bonds originally                           JPY 0
    allotted to the warrants exercised during the month

    Aggregate face value of the bonds as allotted                JPY 600,000,000
    to the outstanding warrants at the end of the Current Month



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[Details of Shares Delivered (Issued or Transferred) upon Exercise of Stock
Acquisition Rights]

(1) Number of shares

    Total number of shares delivered during the                         0 shares
    Current Month

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred                       (0 shares)
    from treasury shares)

(2) Issue price

    Aggregate issue price during the Current                               JPY 0
    Month

    (out of which, aggregate amount of newly                             (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares                            (JPY 0)
    transferred from treasury shares)